Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group Increases Common Share Dividend by 3 cents from the prior quarter, up 6 per cent from the prior year

TORONTO, December 5, 2017 – Bank of Montreal (TSX:BMO) (NYSE:BMO) today announced that its Board of Directors declared a quarterly dividend of $0.93 per share on paid-up common shares of Bank of Montreal for the first quarter of fiscal year 2018 (“Q1 2018 Dividend”), a 3 cent increase from the previous quarter and up 6 per cent from a year ago.

The Board of Directors also declared dividends of:

•	$0.211875 per share on paid-up Class B Preferred Shares Series 16;
•	$0.164466 per share on paid-up Class B Preferred Shares Series 17;
•	$0.112813 per share on paid-up Class B Preferred Shares Series 25;
•	$0.132959 per share on paid-up Class B Preferred Shares Series 26;
•	$0.25 per share on paid-up Class B Preferred Shares Series 27;
•	$0.24375 per share on paid-up Class B Preferred Shares Series 29;
•	$0.2375 per share on paid-up Class B Preferred Shares Series 31;
•	$0.2375 per share on paid-up Class B Preferred Shares Series 33;
•	$0.3125 per share on paid-up Class B Preferred Shares Series 35;
•	$14.625 per share on paid-up Class B Preferred Shares Series 36(1);
•	$0.303125 per share on paid-up Class B Preferred Shares Series 38;
•	$0.28125 per share on paid-up Class B Preferred Shares Series 40; and
•	$0.275 per share on paid-up Class B Preferred Shares Series 42.

The dividend on the common shares is payable on February 27, 2018, to shareholders of record on February 1, 2018. The dividends on the preferred shares are payable on February 26, 2018, to shareholders of record on February 1, 2018.

The above-mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

Common shareholders may elect to have their cash dividends reinvested in common shares of the Bank in accordance with the Bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (the “Plan”). For the Q1 2018 Dividend declared today and subsequently until further notice, common shares under the Plan will be purchased on the open market.

For registered shareholders who wish to participate in the Plan, Enrolment Forms must be received by the Bank’s transfer agent, Computershare Trust Company of Canada, by the close of business on February 5, 2018. Beneficial or non-registered holders must contact their financial institution or broker well in advance of the above date for instructions on how to participate.

More information about the Plan and how to enroll can be found at:

http://www.bmo.com/home/about/banking/investor-relations/shareholder-information/dividend-reinvestment-plan

(1)	The Class B Preferred Shares Series 36 was issued by way of private placement and is not listed on any stock exchanges.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com